Exhibit 99.1

For immediate release
October 26, 2006                                                                                             (publié également en français)

Petro-Canada Delivers Solid Quarter; Production Growth Around The Corner

Highlights

•	Terra Nova turnaround completed and De Ruyter achieved first oil
•	Upstream projects remain on track to deliver near-term production growth
•	Downstream and Oil Sands deliver record operating earnings
•	Repurchased 2.9 million of the Company’s shares in the quarter

Calgary - Petro-Canada announced today third quarter operating earnings from continuing operations adjusted for unusual items of $564 million ($1.13/share), compared with $638 million ($1.23/share) in the third quarter of 2005. Third quarter 2006 cash flow from continuing operations was $1,085 million ($2.17/share), compared with $1,001 million ($1.93/share) in the same quarter of last year. Cash flow is before changes in non-cash working capital.

Net earnings were $678 million ($1.36/share) in the third quarter of 2006, compared with $614 million ($1.19/share) in the same period of 2005. Net earnings include unrealized gains or losses on derivative contracts, and gains or losses on foreign currency translation and disposal of assets.

“Our Downstream and Oil Sands businesses had their strongest quarters ever. Solid operations allowed us to capitalize on the business environment,” said Ron Brenneman, president and chief executive officer. “At the same time, our upstream production is building with Terra Nova about to restart, the Syncrude expansion up and running, and new production coming on-stream from the North Sea.”

Third Quarter Results

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share and share amounts)	2006	2005	2006	2005
Consolidated Results
Operating earnings adjusted for unusual items (1)	$564	$659	$1,542	$1,651
Net earnings	678	614	1,356	1,077
Cash flow	$1,085	$1,063	$2,713	$2,851
Results from Continuing Operations (2)
Operating earnings from continuing operations adjusted for unusual items (1)	$564	$638	$1,524	$1,599
- $/share	1.13	1.23	3.01	3.08
Net earnings from continuing operations	678	593	1,204	1,025
- $/share	1.36	1.14	2.38	1.97
Cash flow from continuing operations	1,085	1,001	2,696	2,671
- $/share	2.17	1.93	5.33	5.14
Dividends - $/share	0.10	0.08	0.30	0.23
Share buyback program	135	115	961	257
- millions of shares	2.9	2.4	18.8	6.3
Capital expenditures for continuing operations	$777	$774	$2,319	$2,746
Weighted-average common shares outstanding (millions of shares)	500.1	518.1	505.9	519.2
(1)
Operating earnings adjusted for unusual items (which represent net earnings, excluding gains or losses on foreign currency translation and on disposal of assets and the unrealized gains or losses associated with the Buzzard derivative contracts), are used by the Company to evaluate operating performance.

(2)
On January 31, 2006, Petro-Canada closed the sale of its Syrian producing assets. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

PETRO-CANADA

Operating Highlights

Third quarter production from continuing operations averaged 333,000 barrels of oil equivalent/day (boe/d) in 2006, down from 353,000 boe/d in the same quarter of 2005. The shutdown of Terra Nova and natural declines in the North Sea and in North American Natural Gas were partially offset by the addition of White Rose production and higher Oil Sands volumes.

“This quarter, we completed the bulk of the regulatory and reliability work on the Terra Nova FPSO, enabling us to improve performance going forward,” said Mr. Brenneman. “In the North Sea, we achieved first oil at De Ruyter and are in the final stages of bringing on production from the L5b-C and Buzzard projects.”

In the Downstream, solid reliability at the Edmonton and Montreal refineries allowed the Company to benefit from the business environment and deliver record operating earnings. In Oil Sands, strong prices combined with increased production delivered best ever operating earnings.

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Upstream - Consolidated (1)
Production before royalties
Crude oil and natural gas liquids (NGL) production, net (thousands of barrels/day, Mb/d)	211.7	285.1	220.7	284.4
Natural gas production, net, excluding injectants (millions of cubic feet/day, MMcf/d)	725	821	746	839
Total production (thousands of barrels of oil equivalent/day, Mboe/d) (2)	333	422	345	424
Average realized prices
Crude oil and NGL ($/barrel, $/bbl)	70.76	68.93	69.40	60.49
Natural gas ($/thousand cubic feet, $/Mcf)	6.06	8.01	7.07	7.26
Upstream - Continuing Operations
Production from continuing operations before royalties
Crude oil and NGL production, net (Mb/d)	211.7	219.9	213.9	217.3
Natural gas production, net, excluding injectants (MMcf/d)	725	796	743	813
Total production (Mboe/d) (2)	333	353	338	353
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	70.76	68.93	69.33	60.42
Natural gas ($/Mcf)	6.06	8.03	7.07	7.27
Downstream
Petroleum product sales (thousands of cubic metres/day, m3/d)	54.4	53.6	52.0	52.8
Average refinery utilization (%) (3)	101	98	93	95
Downstream earnings from operations after-tax (cents/litre) (4)	3.5	1.9	2.7	2.0
(1)	Includes discontinued operations.
(2)	Total production includes natural gas converted at six Mcf of natural gas for one barrel (bbl) of oil.
(3)	Includes Oakville capacity pro-rated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(4)	Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA

Outlook

Operational Updates

•	Terra Nova back on-stream in the fourth quarter
•	Syncrude Stage III expansion ramping up

Strategic Milestones

•	Achieve first production from new North Sea developments (L5b-C and Buzzard) by year end
•	Submit commercial application for Sturgeon Upgrader late in 2006
•	Receive regulatory decision on Gros-Cacouna re-gasification project early in 2007
•	Complete Fort Hills design basis memorandum in the first half of 2007

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

For more information, please contact:
INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Michelle Harries
Investor Relations	Corporate Communications
403-296-7691	403-296-3648

www.petro-canada.ca

PETRO-CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis (MD&A), dated October 26, 2006, is set out in pages 4 to 26 and should be read in conjunction with: the unaudited Consolidated Financial Statements of the Company for the three months ended March 31, 2006, the six months ended June 30, 2006 and the nine months ended September 30, 2006; the MD&A for the three months ended March 31, 2006 and the six months ended June 30, 2006; the MD&A for the year ended December 31, 2005; the audited Consolidated Financial Statements for the year ended December 31, 2005; and the Company’s 2005 Annual Information Form (AIF) dated March 14, 2006. Amounts are in Canadian dollars unless otherwise specified.

NON-GAAP MEASURES

Cash flow, which is expressed as cash flow from operating activities before changes in non-cash working capital, is used by the Company to analyse operating performance, leverage and liquidity. Operating earnings represent net earnings, excluding gains or losses on foreign currency translation and disposal of assets and unrealized gains or losses on the mark-to-market valuation of the derivative contracts associated with the Buzzard acquisition. Operating earnings are used by the Company to evaluate operating performance. Cash flow and operating earnings do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. For reconciliations of the operating earnings and cash flow amounts to the associated GAAP measure, refer to the tables on pages 9 and 20, respectively, of this MD&A.

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This quarterly report contains forward-looking information. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “forecast,” “believe,” “target,” “intend,” “expect,” “estimate,” “budget” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking information includes, but is not limited to, references to business strategies and goals, outlook (including operational updates and strategic milestones), future capital, exploration and other expenditures, future resource purchases and sales, construction and repair activities, refinery turnarounds, anticipated refining margins, future oil and gas production levels and the sources of growth thereof, project development and expansion schedules and results, future regulatory approvals, future results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves and resources estimates, royalties and taxes payable, production life-of-field estimates, natural gas export capacity, future financing and capital activities (including purchases of Petro-Canada common shares under the Company’s normal course issuer bid program), contingent liabilities (including potential exposure to losses related to retail licensee agreements), and environmental matters. By its very nature, such forward-looking information requires Petro-Canada to make assumptions that may not materialize or that may not be accurate.

This forward-looking information is subject to known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as reserves; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including changes in taxes, royalty rates and resource utilization strategies; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. More specifically, production may be affected by such factors as exploration success, startup timing and success, ramp up progress, facility reliability, planned and unplanned gas plant shutdowns, success of restarts following turnarounds, reservoir performance and natural decline rates, success of non-conventional resource plays, water handling and production from coal bed methane (CBM) wells, and drilling progress and results. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

Where the term barrel of oil equivalent (boe) is used in this document, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf): one barrel (bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

PETRO-CANADA

BUSINESS ENVIRONMENT

Market prices shown below influence average prices realized for crude oil, NGL, natural gas and petroleum products in the table on page 24.

UPSTREAM

Crude Oil

Geopolitical events and market speculation resulted in increased price volatility during the third quarter. The price of Dated Brent set a record high nearing $80.00 US/bbl in early August, only to fall below $60.00 US/bbl at the end of September. The price of Dated Brent averaged $69.49 US/bbl in the third quarter of 2006, up 13% from $61.54 US/bbl in the third quarter of 2005. During the third quarter of 2006, the Canadian dollar averaged US $0.89, up from US $0.83 in the third quarter of 2005.

As a result, Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and NGL from continuing operations rose 3%, from $68.93/bbl in the third quarter of 2005 to $70.76/bbl in the third quarter of 2006.

In the third quarter of 2006, the spread between Dated Brent and Mexican Maya remained flat at $13.99 US/bbl, compared with $13.96 US/bbl in the third quarter of 2005. In Canada, the spread between Edmonton Light and Western Canada Select (WCS) narrowed to $21.62/bbl in the third quarter of 2006, compared with $22.61/bbl in the third quarter of 2005.

Natural Gas

North American natural gas prices also displayed volatility in the quarter, with Henry Hub natural gas prices falling from around $8.00 US/million British thermal units (MMBtu) at the end of July to around $4.00 US/MMBtu at the end of September. This decrease reflected high levels of natural gas in storage. In the third quarter of 2006, NYMEX Henry Hub natural gas prices averaged $6.53 US/MMBtu, down 21% from $8.25 US/MMBtu in the third quarter of 2005.

Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business averaged $5.97/Mcf in the third quarter of 2006, down 27% from $8.22/Mcf in the third quarter of 2005, reflecting market price trends.

PETRO-CANADA

DOWNSTREAM

New York Harbor 3-2-1 refinery crack spreads averaged $10.18 US/bbl in the third quarter of 2006; above the five year historical average but down nearly 30% from $14.43 US/bbl in the third quarter of 2005. The refinery crack spread in the third quarter of last year was boosted by the impact of Hurricane Katrina on U.S. Gulf Coast refining capacity. Gasoline cracks drove the New York Harbor 3-2-1 crack spread from a peak of $20.00 US/bbl at the height of the U.S. summer driving season to a low of $3.00 US/bbl near the end of September.

The average market prices for the periods stated were:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Dated Brent at Sullom Voe (US$/bbl)	69.49	61.54	66.96	53.54
West Texas Intermediate (WTI) at Cushing (US$/bbl)	70.48	63.19	68.22	55.40
Dated Brent-Maya FOB price differential (US$/bbl)	13.99	13.96	14.32	13.48
Edmonton Light (Cdn$/bbl)	79.60	76.90	75.94	68.39
Edmonton Light/Western Canada Select (WCS) FOB price differential (Cdn$/bbl)	21.62	22.61	23.30	24.13
Natural gas at Henry Hub (US$/MMBtu)	6.53	8.25	7.47	7.12
Natural gas at AECO (Cdn$/Mcf)	6.29	8.52	7.50	7.73
New York Harbor 3-2-1 crack spread (US$/bbl)	10.18	14.43	10.64	9.62
Exchange rate (US cents/Cdn$)	89.2	83.2	88.3	81.7
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	70.76	68.93	69.33	60.42
Natural gas ($/Mcf)	6.06	8.03	7.07	7.27

PETRO-CANADA

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2005 net earnings from continuing operations had these changes occurred. Amounts are in Canadian dollars unless otherwise specified.

Factor (1), (2)	Change (+)	Annual net earnings impact	Annual net earnings impact
		(millions of dollars)	($/share) (3)
Upstream
Price received for crude oil and NGL(4)	$1.00/bbl	$43	$0.08
Price received for natural gas	$0.25/Mcf	32	0.06
Exchange rate: Cdn$/US$ refers to impact on upstream earnings from continuing operations (5)	$0.01	(36)	(0.07)
Crude oil and NGL production	1,000 b/d	9	0.02
Natural gas production	10 MMcf/d	11	0.02
Buzzard derivative contracts (unrealized) (6)	$1.00/bbl	(19)	(0.04)
Downstream
New York Harbor 3-2-1 crack spread	$0.10 US/bbl	6	0.01
Light/heavy crude price differential	$1.00 US/bbl	7	0.01
Corporate
Exchange rate: Cdn$/US$ refers to impact of the revaluation of U.S. dollar-denominated, long-term debt (7)	$0.01	$14	$0.03
(1) The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
(2) The impact of these factors is illustrative.
(3) Per share amounts are based on the number of shares outstanding at December 31, 2005.
(4) This sensitivity is based upon an equivalent change in the price of WTI and Dated Brent.
(5) A strengthening Canadian dollar versus the U.S. dollar has a negative effect on upstream earnings from continuing operations.
(6) This refers to gains or losses on the forward sales contracts for the future sale of 35.8 MMbbls of Brent crude oil that were entered into in connection with the Company's acquisition of an interest in the Buzzard field in the United Kingdom (U.K.) sector of the North Sea.
(7) A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings with respect to the Company’s U.S. denominated debt. The impact refers to gains or losses on US $1.4 billion of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on US $1.1 billion of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

PETRO-CANADA

BUSINESS STRATEGY

Petro-Canada's strategy is to create shareholder value by improving the profitability of the base business and by delivering long-term, profitable growth.

Upstream projects are expected to deliver average annual production growth from continuing operations of 8% to 11% in the period from 2005 through 2008. With the Downstream regulatory projects complete, Petro-Canada is shifting investment to growth projects. The Edmonton refinery is being converted to run oil sands feedstocks and an investment decision for a new coker at the Montreal refinery is expected to be made in 2007. Looking beyond 2008, the Company is starting to build the next phase of upstream projects for production growth.

Strategic Priorities	Quarterly Progress
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
•  startup of the Syncrude Stage III expansion contributed to record production in the quarter;
•  White Rose production ramped up and averaged 104,700 b/d (28,800 b/d net) in the quarter;
•  purchased additional oil sands acreage adjacent to MacKay River for future expansion;
•  secured drilling rigs to complete the 2007 and 2008 exploration programs in the International business unit;
•  continued to increase CBM well de-watering in the U.S. Rockies; and
•  achieved first oil at the De Ruyter North Sea platform on September 30, 2006.

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS
•  delivered reliability index of about 98 at the Edmonton and Montreal refineries;
•  grew convenience store sales by 10% in the quarter and same store sales by 8%; and
•  completed Terra Nova turnaround for regulatory compliance and to improve reliability.

MAINTAINING FINANCIAL DISCIPLINE AND FLEXIBILITY
•  ended the quarter with debt levels at 21.9% of total capital and a ratio of 0.7 times debt-to-cash flow; and
•  repurchased 2.9 million common shares at an average price of $46.51/share for a total cost of $135 million.

CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY	• converted supply terminals to ultra-low sulphur diesel, thereby providing cleaner-burning fuels to consumers.

STRATEGIC MILESTONES

Q4 2006	Q1 2007	Q2 2007
▼	▼	▼

▪ start up North Sea developments (L5b-C and Buzzard); and ▪ file Sturgeon Upgrader commercial application.	▪ ramp up Buzzard production; and ▪ receive regulatory decision on Gros-Cacouna re-gasification project.
▪  complete Fort Hills design basis memorandum and preliminary cost   estimate;
▪  complete MacKay River plant capacity upgrade;
▪  complete original Terra Nova development plan drilling;
▪  continue ramp up of Buzzard production; and
▪  complete the integration of the Montreal refinery and the ParaChem  Chemicals L.P. petrochemicals plant, realizing inter-plant synergies.

PETRO-CANADA

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Analysis

During the first quarter of 2006, Petro-Canada closed the sale of the Company’s producing assets in Syria. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

	Three months ended September 30,				Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2006	($/share)	2005	($/share)	2006	($/share)	2005	($/share)
Net earnings	$678	$1.36	$614	$1.19	$1,356	$2.68	$1,077	$2.07
Net earnings from discontinued operations	-		21		152		52
Net earnings from continuing operations	$678	$1.36	$593	$1.14	$1,204	$2.38	$1,025	$1.97
Foreign currency translation (1)	(1)		74		59		78
Unrealized gain (loss) on Buzzard derivative contracts (2)	79		(85)		(207)		(569)
Gain on asset sales	3		7		21		16
Operating earnings from continuing operations	$597		$597		$1,331		$1,500
Stock-based compensation	31		(35)		(10)		(57)
Income tax adjustments	-		-		(185)		-
Oakville closure recoveries	-		3		-		2
Insurance proceeds (surcharges) (3)	2		(9)		2		(44)
Operating earnings from continuing operations adjusted for unusual items	$564	$1.13	$638	$1.23	$1,524	$3.01	$1,599	$3.08
Operating earnings from discontinued operations adjusted for unusual items	-		21		18		52
Operating earnings adjusted for unusual items	$564	$1.13	$659	$1.27	$1,542	$3.05	$1,651	$3.18
(1) Foreign currency translation reflects gains or losses on U.S. dollar-denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.
(2) As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for the first 3 1/2 years.
(3) Insurance premium surcharges include accruals and surcharges for Oil Insurance Ltd. (OIL) and sEnergy Insurance Ltd. (sEnergy) policies. OIL is a mutual insurance company that insures against property damage losses in the energy sector. sEnergy was a mutual insurance company that provided business interruption and excess property insurance to the energy sector.

In the third quarter of 2006, operating earnings from continuing operations included a $31 million recovery related to the mark-to-market valuation of stock-based compensation, a $23 million insurance premium surcharge and $25 million of insurance proceeds related to the main power generator gearbox failures on Terra Nova and the 2005 hydrogen plant fire at Syncrude. In the third quarter of 2005, operating earnings from continuing operations included the following unusual items: a $35 million charge related to the mark-to-market valuation of stock-based compensation, an $11 million insurance premium surcharge, a $3 million recovery related to the consolidation of the Eastern Canada refinery operations, and $2 million of insurance proceeds related to the delayed startup of Terra Nova.

PETRO-CANADA

Earnings Variances

Q3/06 VERSUS Q3/05 FACTOR ANALYSIS

Operating Earnings from Continuing Operations Adjusted for Unusual Items
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items decreased to $564 million ($1.13/share) in the third quarter of 2006, compared with $638 million ($1.23/share) in the third quarter of 2005. Lower realized natural gas prices and increased operating, general and administrative expenses were partially offset by higher realized crude oil and NGL prices and higher Downstream refining margins.

(1)	Upstream volumes include the portion of depreciation, depletion and amortization (DD&A) expense associated with changes in upstream production levels.
(2)	Other mainly includes interest expense, foreign exchange, changes in effective tax rates and upstream inventory movements.

Operating Earnings from Continuing Operations Adjusted for Unusual Items by Segment
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items on a segmented basis decreased 12% to $564 million in the third quarter of 2006, compared with $638 million in the third quarter of 2005. The decrease in third quarter operating earnings from continuing operations, adjusted for unusual items, reflected lower North American Natural Gas, International and East Coast Oil operating earnings adjusted for unusual items and slightly higher Shared Services costs. The results were partially offset by higher Downstream and Oil Sands operating earnings adjusted for unusual items.

Net earnings in the third quarter of 2006 were $678 million ($1.36/share), compared with $614 million ($1.19/share) during the same period of 2005. Net earnings include net earnings from discontinued operations, gains or losses on foreign currency translation, unrealized gains or losses on Buzzard derivative contracts, and gains or losses on asset sales. Net earnings in the third quarter of 2006 were higher than in the third quarter of 2005 due to an unrealized gain on the Buzzard hedge compared with an unrealized loss in the prior year, partially offset by foreign currency translation losses versus foreign currency translation gains in the prior year.

During the third quarter of 2006, cash flow from continuing operations was $1,085 million ($2.17/share), up from $1,001 million ($1.93/share) in the same quarter of 2005.

PETRO-CANADA

UPSTREAM

Production from Continuing Operations

Petro-Canada converts volumes of natural gas to oil equivalent at a rate of six Mcf of natural gas to one bbl of oil. Production volumes disclosed refer to net working interest before royalties, unless otherwise specified.

Third quarter production from continuing operations averaged 333,000 boe/d in 2006, down from 353,000 boe/d in the same quarter of 2005. The shutdown of Terra Nova and natural declines in the North Sea and in North American Natural Gas were partially offset by the addition of White Rose production and higher Oil Sands volumes. East Coast Oil production reflected no Terra Nova production in the third quarter of 2006 as the floating production, storage and offloading vessel (FPSO) was undergoing its planned turnaround.

North American Natural Gas

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings	$78	$156	$314	$376
Gain on sale of assets	3	-	3	-
Operating earnings	$75	$156	$311	$376
Insurance premium surcharges	(1)	(1)	(1)	(2)
Income tax adjustments	-	-	6	-
Operating earnings adjusted for unusual items	$76	$157	$306	$378
Cash flow from operating activities before changes in non-cash working capital	$165	$307	$603	$774

Petro-Canada continues to focus on building its unconventional natural gas position. Planned capital spending levels for 2006 are unaffected by lower natural gas prices, reflecting the Company’s longer term view toward investing.

In the third quarter of 2006, North American Natural Gas contributed $76 million of operating earnings adjusted for unusual items, compared with $157 million in the third quarter of 2005. A decline in realized prices and volumes combined with higher operating costs, increased depreciation, depletion, amortization and exploration expenses contributed to lower operating earnings. Increased operating costs reflected industry-wide cost pressures.

Net earnings for North American Natural Gas were $78 million, down from $156 million in the third quarter of 2005. The third quarter 2006 net earnings include a $3 million gain on sale of assets and a $1 million insurance premium surcharge. Net earnings in the third quarter of 2005 included a $1 million insurance premium surcharge.

PETRO-CANADA

North American Natural Gas Production and Pricing

In the third quarter of 2006, North American Natural Gas production declined by 7%, compared with the same period in 2005. Lower production reflected anticipated natural declines and planned maintenance at processing facilities in Western Canada.

Western Canada and U.S. Rockies realized natural gas prices in the third quarter of 2006 decreased 28% and 7%, respectively, compared with the same quarter of 2005 due to market price trends.

	Third Quarter 2006	Third Quarter 2005
Production (MMcfe/d)(1)
Western Canada	639	698
U.S. Rockies	57	52
Total North American Natural Gas production	696	750
Western Canada realized natural gas price (Cdn$/Mcf)(1)	$5.97	$8.33
U.S. Rockies realized natural gas price (Cdn$/Mcf)(1)	$6.03	$6.51
(1) For North American Natural Gas crude oil and NGL production and average realized prices refer to the charts on pages 23 and 24, respectively.

In Western Canada, the Company ramped up its planned shallow tight gas drilling program in the Medicine Hat area. By the end of the third quarter, 180 wells had been drilled of the planned 400 wells in 2006. A further 350 wells are planned in 2007.

Petro-Canada is targeting increased CBM production in the U.S. Rockies. Four projects: Wild Turkey, North Shell Draw, Cedar Draw, and Kingsbury are scheduled to increase CBM production in 2007. Increased CBM natural gas production follows a period of de-watering, which lowers the pressure in the coal seams, allowing natural gas breakthrough and production.

With water treatment permits in place, the U.S. Rockies continued to ramp up coal de-watering. Natural gas breakthrough at the Wild Turkey field occurred in the third quarter, resulting in average natural gas production of 5 MMcf/d.

Other Developments

A regulatory decision on the proposed Gros-Cacouna liquefied natural gas (LNG) re-gasification terminal in Quebec has been delayed slightly. The Company now expects to receive a regulatory decision in the first quarter of 2007.

In the third quarter of 2006, the Company was successful at an auction, buying 301,000 net acres in Alaska for $4.7 million. When the leases are issued, this purchase is expected to bring Petro-Canada’s total position in the National Petroleum Reserve-Alaska and Foothills area to 1,574,000 net acres of leased and option lands. This investment aligns with Petro-Canada’s strategy of building a balanced exploration program into the future.

PETRO-CANADA

East Coast Oil

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings and operating earnings (1)	$190	$218	$673	$595
Insurance premium surcharges	(8)	(4)	(8)	(18)
Terra Nova insurance proceeds	13	2	13	2
Income tax adjustments	-	-	37	-
Operating earnings adjusted for unusual items	$185	$220	$631	$611
Cash flow from operating activities before changes in non-cash working capital	$223	$279	$781	$799

(1) East Coast Oil crude oil inventory movements decreased net earnings by $12 million before-tax ($7 million after-tax) and increased net earnings by $13 million before-tax ($9 million after-tax) for the three and nine months ended September 30, 2006, respectively. (The same factor increased net earnings by $5 million before-tax ($4 million after-tax) and decreased net earnings by $16 million before-tax ($10 million after-tax) for the three and nine months ended September 30, 2005, respectively.)

With the completion of the dry dock turnaround of the Terra Nova FPSO, focus has shifted to re-commissioning the vessel and the return of production. White Rose continued to operate reliably in the quarter, with production averaging 104,700 b/d (28,800 b/d net).

In the third quarter of 2006, East Coast Oil contributed $185 million of operating earnings adjusted for unusual items, down from $220 million in the third quarter of 2005. Lower volumes at Terra Nova and Hibernia and higher operating costs, were partially offset by White Rose production. Increased operating costs reflected the turnaround spending on the Terra Nova FPSO and the first year of operations from White Rose.

Net earnings for East Coast Oil were $190 million in the third quarter of 2006, down from $218 million in the third quarter of 2005. Net earnings in the third quarter of 2006 included $13 million of insurance proceeds related to the mechanical failure of the two generator gearboxes on the Terra Nova FPSO and an $8 million insurance premium surcharge. In the third quarter of 2005, net earnings included a $4 million charge related to an insurance premium surcharge and $2 million of insurance proceeds related to the delayed startup of Terra Nova.

East Coast Oil Production and Pricing

In the third quarter of 2006, East Coast Oil production decreased 4%, compared with the same period of 2005. Lower production reflected the planned Terra Nova turnaround and reduced Hibernia production due to facility maintenance. These decreases were partially offset by the addition of production from White Rose.

During the third quarter of 2006, East Coast Oil realized crude prices increased 1%, compared with the third quarter of 2005.

	Third Quarter 2006	Third Quarter 2005
Production (b/d)
Terra Nova	-	27,300
Hibernia	33,500	37,400
White Rose	28,800	-
Total East Coast Oil production	62,300	64,700
Average realized crude price ($/bbl)	$74.26	$73.37

PETRO-CANADA

Scheduled Turnarounds

The Terra Nova FPSO completed regulatory inspections and reliability improvements in the quarter. The reliability work included a 50% increase in onboard living quarters to support increased routine maintenance, repairs to gearboxes attached to two power generators and improvements to the gas compression system. The FPSO is back on station and has reconnected to the seafloor via the vessel mooring system. Production is expected to resume in early November. Petro-Canada’s share of the total cost of the turnaround is approximately $77 million.

The White Rose FPSO, the SeaRose, successfully completed its planned maintenance turnaround on budget and on schedule in the quarter. No East Coast Oil turnaround activities are planned for the fourth quarter of 2006.

East Coast Royalties

In the third quarter of 2006, East Coast Oil royalties averaged 3%, down from 7% in the third quarter of 2005. With Terra Nova on turnaround, there was no production in the third quarter upon which a royalty was payable. In the third quarter of 2006, production from White Rose and Hibernia continued to be subject to basic royalties of 1% and 5% of gross field revenue, respectively.

Oil Sands

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings (1)	$108	$85	$190	$100
Gain on sale of assets	-	3	-	3
Operating earnings	$108	$82	$190	$97
Insurance premium surcharges	(2)	(1)	(2)	(4)
Syncrude insurance proceeds	12	-	12	-
Income tax adjustments	-	-	44	-
Operating earnings adjusted for unusual items	$98	$83	$136	$101
Cash flow from operating activities before changes in non-cash working capital	$196	$166	$333	$290

(1)
Oil Sands bitumen inventory movements decreased net earnings by $5 million before-tax ($3 million after-tax) and $3 million before-tax ($2 million after-tax) for the three and nine months ended September 30, 2006, respectively. (The same factor increased net earnings by $2 million before-tax ($1 million after-tax) and $5 million before-tax ($3 million after-tax) for the three and nine months ended September 30, 2005, respectively.)

In the third quarter, the Syncrude Stage III expansion continued to ramp up, delivering record production levels. At the same time, the Company added in situ oil sands resources with the purchase of additional leases adjacent to MacKay River.

Oil Sands recorded operating earnings adjusted for unusual items of $98 million in the third quarter of 2006, up from $83 million in the third quarter of 2005. Higher realized prices for Syncrude production and MacKay River bitumen, along with higher volumes and lower operating costs resulted in increased operating earnings adjusted for unusual items. Slightly lower operating costs at Syncrude reflected lower natural gas costs, partially offset by Stage III expansion commissioning and startup costs, and higher incentive compensation. Operating costs at MacKay River were slightly higher due to maintenance costs associated with critical equipment repair, partially offset by lower natural gas costs.

In the third quarter of 2006, Oil Sands net earnings were $108 million, up from net earnings of $85 million in the third quarter of 2005. Net earnings in the third quarter of 2006 included $12 million of Syncrude insurance proceeds related to the 2005 hydrogen plant fire and $2 million for an insurance premium surcharge. In the third quarter of 2005, net earnings included a $1 million insurance premium surcharge and a $3 million gain on the sale of assets.

PETRO-CANADA

Oil Sands Production and Pricing

Syncrude production was up 19% in the third quarter of 2006 compared with the third quarter of 2005, reflecting the startup of the Stage III expansion. Syncrude realized prices were 1% higher in the third quarter of 2006, compared with the third quarter of 2005.

Syncrude initiated bitumen feed into its new Coker 8-3 on August 30, 2006, enabling the Stage III expansion to come online and begin ramping up production. At full capacity, the Stage III expansion is expected to add approximately 12,000 b/d net to Petro-Canada

MacKay River production was up 6% in the third quarter of 2006, compared with the same period of 2005 due to additional production from the third well pad. MacKay River realized bitumen prices increased 22% in the third quarter of 2006, compared with the third quarter of 2005.

	Third Quarter 2006	Third Quarter 2005
Production (b/d)
Syncrude	34,000	28,600
MacKay River	25,000	23,500
Total Oil Sands production	59,000	52,100
Syncrude realized crude price ($/bbl)	$77.91	$77.16
MacKay River realized bitumen price ($/bbl)	$39.13	$31.98

Fort Hills Project

The initial phase of mine production is expected to be in the range of 150,000 b/d to 170,000 b/d of bitumen. The upgrader is expected to produce in the range of 130,000 b/d to 145,000 b/d of synthetic crude oil, with first bitumen production in the 2011 time frame. The Company expects to complete the design basis memorandum and preliminary cost estimates in the first half of 2007.

Turnarounds

The MacKay River in situ plant commenced its planned 7-day maintenance turnaround at the end of September. The turnaround was successfully completed in early October.

Other Developments

In the third quarter, the Company purchased, for $30 million, 13 additional oil sands leases, comprising a total of 31,232 hectares immediately adjacent to Petro-Canada’s existing in situ development at MacKay River. Continued in situ development is an important part of Petro-Canada’s overall integrated oil sands strategy.

PETRO-CANADA

International

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings (loss) from continuing operations (1)	$139	$19	$(205)	$(267)
Unrealized gain (loss) on Buzzard derivative contracts	79	(85)	(207)	(569)
Gain on sale of assets	-	-	13	-
Operating earnings (loss) from continuing operations	$60	$104	$(11)	$302
Insurance premium surcharges	(6)	(2)	(6)	(8)
Income tax adjustments	-	-	(242)	-
Operating earnings from continuing operations adjusted for unusual items	$66	$106	$237	$310
Cash flow from continuing operating activities before changes in non-cash working capital	$132	$175	$522	$597

(1)
International crude oil inventory movements decreased the net earnings from continuing operations by $2 million before-tax ($3 million after-tax) and decreaased the net loss from continuing operations by $35 million before-tax ($(3) million after-tax) for the three and nine months ended September 30, 2006, respectively. (The same factor decreased the net earnings from continuing operations by $15 million before-tax ($14 million after-tax) and decreased the net loss from continuing operations by $17 million before-tax (nil million after-tax) for the three and nine months ended September 30, 2005, respectively.)

The Company’s Northwest Europe De Ruyter platform achieved first oil, while Buzzard and L5b-C remain on track to start up in the fourth quarter of 2006. Petro-Canada furthered its balanced exploration program in the third quarter by securing drilling rigs for its 2007 and 2008 well programs.

International contributed $66 million of operating earnings from continuing operations, adjusted for unusual items, in the third quarter of 2006, compared with $106 million in the third quarter of 2005. Lower production, the increase in the U.K. tax rate and the strengthening of the Canadian dollar were partially offset by the positive impact of strong realized commodity prices and lower exploration expenses. In the third quarter of 2006, operating expenses were higher compared with the same quarter last year due to inventory adjustments.

In the third quarter of 2006, International had net earnings from continuing operations of $139 million, compared with $19 million in the third quarter of 2005. The net earnings from continuing operations in the third quarter of 2006 included a $79 million unrealized gain on the Buzzard derivative contracts and a $6 million insurance premium surcharge. Net earnings from continuing operations in the third quarter of 2005 included an $85 million unrealized loss on the Buzzard derivative contracts and a $2 million insurance premium surcharge.

International Production and Pricing

International production from continuing operations decreased by 14%, compared with the third quarter of 2005.

Production from the U.K. and the Netherlands sectors of the North Sea decreased, reflecting anticipated natural declines and planned facility shutdowns.

Libyan quarterly production remained relatively flat, compared with the third quarter of 2005.

PETRO-CANADA

	Third Quarter 2006	Third Quarter 2005
Production from continuing operations (boe/d)
U.K. sector of the North Sea	24,400	35,400
The Netherlands sector of the North Sea	10,400	13,000
Northwest Europe	34,800	48,400
North Africa/Near East	49,700	50,400
Northern Latin America	10,700	12,000
Total International production	95,200	110,800
Average realized crude oil and NGL prices from continuing operations ($/bbl)	$75.46	$73.45
Average realized natural gas price from continuing operations ($/Mcf)	$6.68	$6.53

Lower production in Trinidad and Tobago was due to planned maintenance on Trains 2 and 3 of the Atlantic LNG Train, which was partially offset by the additional capacity from Train 4.

International realized commodity prices from continuing operations remained strong as crude oil and NGL realized prices increased 3% in the third quarter of 2006, compared with the same period in 2005. International realized prices from continuing operations for natural gas were also up 2% in the third quarter of 2006, compared with the same period in the prior year.

Northwest Europe

In the Netherlands sector of the North Sea, De Ruyter achieved first oil on September 30, 2006, within schedule and budget targets. L5b-C remains on schedule and on budget for first production in the fourth quarter of 2006. The two projects are expected to add 13,000 boe/d net to Petro-Canada in 2007.

Progress on the Buzzard field development continues on schedule and on budget, with more than 75% of the offshore hook up and commissioning complete. First oil is expected around the end of 2006 and the field is expected to ramp up to full production around the middle of 2007.

North Africa/Near East

In Libya, ongoing power supply disruptions and drilling delays constrained production in the third quarter. In the fourth quarter, Petro-Canada plans to drill two development wells to maintain current production levels and one exploration well.

In Syria, the Company is advancing its exploration program on Block II, with the planned completion of a 400-kilometre seismic program in the fourth quarter of 2006 and the drilling of its first exploration well in 2007.

In Tunisia, the Company relinquished its 72.5% interest in the Melitta Block.

Northern Latin America

In Trinidad and Tobago the Company is seeking environmental approvals for its exploration drilling plans on Blocks 1a, 1b and 22.

PETRO-CANADA

Discontinued Operations

On January 31, 2006, Petro-Canada completed the sale of the Company’s producing assets in Syria to a joint venture of companies owned by India’s Oil and Natural Gas Corporation Limited and the China National Petroleum Corporation for net proceeds of $640 million. The sale resulted in a gain on disposal of $134 million recorded in the first quarter of 2006. This sale aligns with Petro-Canada’s strategy to increase the proportion of long-life and operated assets within its asset portfolio. Petro-Canada’s activities in Syria remain an important part of the North Africa/Near East producing region, with an active exploration program in Block II and the continued pursuit of new opportunities.

Discontinued Operations	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, unless otherwise noted)	2006	2005	2006	2005
Net earnings from discontinued operations	$-	$21	$152	$52
Gain on sale of assets	-	-	134	-
Operating earnings from discontinued operations adjusted for unusual items	$-	$21	$18	$52
Cash flow from operating activities before changes in non-cash working capital	$-	$62	$17	$180
Production (boe/d)	-	69,400	7,000	71,500
Average realized crude oil and NGL price ($/bbl)	$-	$68.98	$71.84	$61.08
Average realized natural gas price ($/Mcf)	$-	$6.95	$7.94	$6.22

DOWNSTREAM

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings	$176	$102	$390	$304
Gain on sale of assets	-	4	5	13
Operating earnings	$176	$98	$385	$291
Insurance premium surcharges	(6)	(3)	(6)	(14)
Oakville closure recoveries	-	3	-	2
Income tax adjustments	-	-	41	-
Operating earnings adjusted for unusual items	$182	$98	$350	$303
Cash flow from operating activities before changes in non-cash working capital	$328	$154	$612	$386

Solid operations and strong reliability in the quarter enabled the Downstream to benefit from the business environment and deliver record quarterly operating earnings. Petro-Canada continued to deliver on its strategy of growing non-petroleum revenue to offset the impact of higher prices and increased competition on product margins. Year-over-year convenience store sales grew by 9% and same store sales increased by 6%.

In the third quarter of 2006, the Downstream business contributed $182 million of operating earnings adjusted for unusual items, up from $98 million in the same quarter of 2005. The increase in operating earnings reflected stronger realized refining and marketing margins, partially offset by higher operating costs. The Company realized higher refining margins in the third quarter of 2006, despite lower industry benchmark crack spreads. Increased operating costs primarily reflected higher delivery and electricity costs.

The Downstream business recorded net earnings of $176 million in the third quarter of 2006, compared with $102 million in the same quarter of 2005. Net earnings in the third quarter of 2006 included a $6 million insurance premium surcharge. Net earnings in the third quarter of 2005 included a $3 million insurance premium surcharge, a $3 million recovery related to the consolidation of the Eastern Canada refinery operations and a $4 million gain on the sale of assets.

PETRO-CANADA

Downstream Operating Earnings Adjusted For Unusual Items

	Third Quarter 2006	Third Quarter 2005
Refining and Supply operating earnings adjusted for unusual items (millions of Canadian dollars)	$156	$101
New York Harbor 3-2-1 crack spread (US$/bbl)	$10.18	$14.43
Marketing operating earnings (loss) adjusted for unusual items (millions of Canadian dollars)	$26	$(3)

The average New York Harbor 3-2-1 refinery crack spread was $10.18 US/bbl in the third quarter of 2006, down from $14.43 US/bbl in the third quarter of 2005. The average international light/heavy crude price differential was $13.99 US/bbl in the third quarter of 2006, compared with $13.96 US/bbl in the third quarter of 2005.

In the third quarter of 2006, total sales of refined petroleum products increased slightly, compared with the same period last year, despite weaker industry demand and increased competitive pressure.

Refining and Supply contributed record third quarter 2006 operating earnings adjusted for unusual items of $156 million, compared with $101 million in the same quarter of 2005. Results reflected solid reliability at the Edmonton and Montreal refineries combined with favourable asphalt, petrochemical and realized refining margins, despite lower benchmark cracking spreads.

Marketing contributed third quarter 2006 operating earnings adjusted for unusual items of $26 million, up from a loss of $3 million in the same quarter of 2005. Lubricant, Retail and Wholesale margins improved as commodity prices declined during the quarter.

Downstream Turnaround Activity

The Montreal and Edmonton refineries have planned routine maintenance on units within the refineries, none of which is expected to be significant, in the fourth quarter of 2006.

PETRO-CANADA

CORPORATE

Shared Services	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Net earnings (loss)	$(13)	$13	$(158)	$(83)
Foreign currency translation gain (loss)	(1)	74	59	78
Operating loss	$(12)	$(61)	$(217)	$(161)
Stock-based compensation	31	(35)	(10)	(57)
Income tax adjustments	-	-	(71)	-
Operating loss adjusted for unusual items	$(43)	$(26)	$(136)	$(104)
Cash flow from operating activities before changes in non-cash working capital	$41	$(80)	$(155)	$(175)

Shared Services recorded an operating loss adjusted for unusual items of $43 million in the third quarter of 2006, compared with a loss of $26 million for the same period in 2005. The third quarter 2006 operating loss included a $31 million recovery related to the mark-to-market valuation of stock-based compensation. The third quarter 2005 operating loss adjusted for unusual items included a $35 million mark-to-market charge for stock-based compensation.

Interest expense was $41 million before-tax during the third quarter of 2006, up from $39 million in the third quarter of the prior year.

In the third quarter of 2006, Shared Services recorded a net loss of $13 million, compared with net earnings of $13 million in the third quarter of 2005. The net loss from Shared Services included losses on foreign currency translation related to long-term debt.

Cash flow was affected by two items that typically cause differences between earnings and cash flow. Tax deferrals resulting from the Company's upstream partnership decreased cash flow by about $10 million in the quarter, compared with an increase of $70 million in the same period last year. The inventory valuation method prescribed for income tax purposes in the Downstream business increased third quarter cash flow by approximately $36 million, compared with a decrease of $43 million in the third quarter of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Cash flow from continuing operations	$1,085	$1,001	$2,696	$2,671
Cash flow from discontinued operations	-	62	17	180
Cash flow	$1,085	$1,063	$2,713	$2,851
Net cash inflows (outflows) from:
investing activities before changes in non-cash working capital	(765)	(776)	(1,645)	(2,751)
financing activities before changes in non-cash working capital	(182)	(177)	(1,080)	128
Increase in non-cash working capital	(99)	(2)	(97)	(7)
Increase (decrease) in cash and cash equivalents	$39	$108	$(109)	$221
Cash and cash equivalents	$680	$391	$680	$391

Petro-Canada’s financing strategy is designed to maintain financial strength and flexibility to support profitable growth in all business environments. Two key measures that Petro-Canada uses to measure the Company’s overall financial strength are debt-to-cash flow and debt-to-debt plus equity. Petro-Canada’s debt-to-cash flow from continuing operations ratio, a key short-term leverage measure, was 0.7 times at September 30, 2006. This is within the Company’s target range of no more than 2.0 times. Debt-to-debt plus equity, the long-term measure for capital structure, was 21.9% at September 30, 2006, slightly below the Company's target range of 25% to 35%.

Financial Ratios	September 30, 2006	December 31, 2005	September 30, 2005
Debt-to-cash flow (1) (times)	0.7	0.8	0.8
Debt-to-debt plus equity (%)	21.9	23.5	24.3
(1)	From continuing operations.

PETRO-CANADA

Operating Activities

Excluding cash and cash equivalents and the current portion of long-term debt, the operating working capital deficiency was $796 million at the end of the third quarter of 2006, compared with an operating working capital deficiency of $656 million at December 31, 2005. The working capital deficiency was higher primarily due to a decrease in accounts receivable, partially offset by a decrease in accounts payable.

Investing Activities

Capital and Exploration Expenditures	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2006	2005	2006	2005
Upstream
North American Natural Gas	$151	$151	$485	$531
East Coast Oil	54	98	188	225
Oil Sands	93	117	288	663
International (1)	171	137	467	533
	469	503	1,428	1,952
Downstream
Refining and Supply	242	221	717	640
Sales and Marketing	42	20	74	71
Lubricants	6	14	44	22
	290	255	835	733
Shared Services	9	2	15	6
Total property, plant and equipment and exploration	768	760	2,278	2,691
Deferred charges and other assets	9	14	41	55
Total continuing operations	777	774	2,319	2,746
Discontinued operations	-	10	1	34
Total	$777	$784	$2,320	$2,780
(1)	International excludes capital expenditures related to the Syrian producing assets, which were sold by the Company in January 2006.

Financing Activities

At the end of the third quarter of 2006, the Company’s syndicated committed credit facilities totalled $2,000 million. The Company also had bilateral demand credit facilities of $775 million. A total of $1,368 million of the credit facilities was used for letters of credit and overdraft coverage at September 30, 2006. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program. No commercial paper was outstanding at the end of the third quarter of 2006.

At September 30, 2006, the Company’s unsecured long-term debt securities were rated Baa2 by Moody’s Investor Services, BBB by Standard & Poor’s Corp. and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remained unchanged from year end 2005.

Normal Course Issuer Bid (NCIB)

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program. Petro-Canada renewed its NCIB program for the repurchase of its common shares from June 22, 2006 to June 21, 2007, entitling the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions.

The level of activity in the NCIB program during the first two quarters of 2006 reflected the use of proceeds from the sale of the mature Syrian assets to buy back shares.

Period	Shares Repurchased		Average Price		Total Cost
	2006	2005	2006	2005	2006	2005
First quarter	8,786,800	1,889,800	$54.14	$35.30	$476 million	$67 million
Second quarter	7,100,000	2,043,600	$49.32	$37.01	$350 million	$75 million
Third quarter	2,891,600	2,400,000	$46.51	$47.97	$135 million	$115 million
Year-to-date	18,778,400	6,333,400	$51.14	$40.65	$961 million	$257 million

PETRO-CANADA

Contingent Liabilities and Contractual Obligations

Contractual obligations are summarized in the Company’s 2005 annual MD&A and contingent liabilities are disclosed in Note 25 of the 2005 annual Consolidated Financial Statements. During the third quarter of 2006, total contractual obligations did not change significantly from December 31, 2005.

Off Balance Sheet

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 26 to the 2005 annual Consolidated Financial Statements. These entities are not consolidated as Petro-Canada is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements is not expected to be material.

RISK

Derivative Contracts

As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, Petro-Canada entered into a series of derivative contracts related to the future sale of crude oil based on Brent crude oil prices. The mark-to-market unrealized gain associated with these Buzzard contracts was $79 million after-tax in the third quarter of 2006, compared with an unrealized loss of $85 million after-tax in the third quarter of 2005. This was due to the decrease in oil prices in the third quarter of 2006, compared with the second quarter of 2006.

At September 30, 2006, there was no material change in the Company’s risks or risk management activities since December 31, 2005. Petro-Canada’s risk management activities are conducted in accordance with the policies and guidelines established by the Board of Directors. Readers should refer to Petro-Canada’s 2005 AIF and the risk management section of the 2005 annual MD&A.

SHAREHOLDER INFORMATION

At September 30, 2006, Petro-Canada’s common shares outstanding totalled 498.2 million and averaged 500.1 million during the third quarter of 2006. This figure compares with common shares outstanding of 516.9 million at September 30, 2005 and average shares outstanding of 518.1 million for the quarter ended September 30, 2005.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, October 26, 2006 at 9:00 a.m. eastern daylight time (EDT). To participate, please call 1-866-898-9626 or 416-340-2216 at 8:55 a.m. Media are invited to listen to the call by dialing 1-866-540-8136 or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (pass code number 3200673). A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/eng/investor/9259.htm on October 26, 2006 at 9:00 a.m. EDT. Approximately one hour after the call, a recording will be available on Petro-Canada’s website.

PETRO-CANADA

SELECT OPERATING DATA
September 30, 2006

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Before Royalties
Crude oil and NGL production, net (Mb/d)
East Coast Oil	62.3	64.7	68.6	73.4
Oil Sands	59.0	52.1	50.1	46.5
North American Natural Gas (1)	14.2	14.0	14.3	14.9
Northwest Europe	26.5	38.7	30.8	33.1
North Africa/Near East (2)	49.7	50.4	50.1	49.4
	211.7	219.9	213.9	217.3
Natural gas production, net, excluding injectants (MMcf/d)
North American Natural Gas (1)	611	666	617	674
Northwest Europe	50	58	64	66
Northern Latin America	64	72	62	73
	725	796	743	813
Total production from continuing operations (Mboe/d), net before royalties (3)	333	353	338	353
Discontinued operations
Crude oil and NGL production, net (Mb/d)	-	65.2	6.8	67.1
Natural gas production, net, excluding injectants (MMcf/d)	-	25	3	26
Total production from discontinued operations (Mboe/d), net before royalties (3)	-	69	7	71
Total production (Mboe/d), net before royalties (3)	333	422	345	424
After Royalties
Crude oil and NGL production, net (Mb/d)
East Coast Oil	60.4	60.4	63.9	69.4
Oil Sands	54.1	51.6	46.3	46.0
North American Natural Gas (1)	11.0	10.6	10.9	11.1
Northwest Europe	26.5	38.7	30.8	33.1
North Africa/Near East (2)	44.9	45.0	45.3	43.6
	196.9	206.3	197.2	203.2
Natural gas production, net, excluding injectants (MMcf/d)
North American Natural Gas (1)	509	527	493	522
Northwest Europe	50	58	64	66
Northern Latin America	34	27	32	30
	593	612	589	618
Total production from continuing operations (Mboe/d), net after royalties (3)	296	308	295	306
Discontinued operations
Crude oil and NGL production, net (Mb/d)	-	19.3	1.8	20.5
Natural gas production, net, excluding injectants (MMcf/d)	-	4	1	4
Total production from discontinued operations (Mboe/d), net after royalties (3)	-	20	2	21
Total production (Mboe/d), net after royalties (3)	296	328	297	327
Petroleum product sales (thousands of m3/d)
Gasolines	25.7	25.5	24.5	24.7
Distillates	18.5	18.6	19.3	19.2
Other, including petrochemicals	10.2	9.5	8.2	8.9
	54.4	53.6	52.0	52.8

Crude oil processed by Petro-Canada (thousands of m3/d)	41.1	39.7	37.7	41.1
Average refinery utilization (%) (4)	101	98	93	95
Downstream operating earnings from continuing operations after-tax (cents/litre) (5)	3.5	1.9	2.7	2.0

(1) North American Natural Gas includes Western Canada and U.S. Rockies.
(2) North Africa/Near East excludes production relating to the Syrian producing assets, which were sold in January 2006 and reported as discontinued operations.
(3) Natural gas converted at six Mcf of natural gas to one bbl of oil.
(4) Includes Oakville capacity pro-rated to reflect partial operation of Oakville refinery prior to permanent closure, effective April 11, 2005.
(5) Before additional depreciation and other charges related to the closure of the Oakville refinery.

PETRO-CANADA

AVERAGE PRICE REALIZED
September 30, 2006

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Crude oil and NGL ($/bbl)
East Coast Oil	74.26	73.37	73.12	62.75
Oil Sands	61.46	56.78	56.62	47.07
North American Natural Gas (1)	69.25	65.51	67.10	58.22
Northwest Europe	76.46	72.70	74.48	65.66
North Africa/Near East	74.92	74.04	74.49	66.92
Total crude oil and NGL from continuing operations	70.76	68.93	69.33	60.42
Discontinued operations	-	68.98	71.84	61.08
Total crude oil and NGL	70.76	68.93	69.40	60.49
Natural gas ($/Mcf)
North American Natural Gas (1)	5.97	8.22	6.96	7.38
Northwest Europe	8.19	6.37	9.00	6.91
Northern Latin America	4.46	6.90	5.28	5.67
Total natural gas from continuing operations	6.06	8.03	7.07	7.27
Discontinued operations	-	6.95	7.94	6.22
Total natural gas	6.06	8.01	7.07	7.26
(1)  North American Natural Gas includes Western Canada and the U.S. Rockies.

EFFECTIVE ROYALTY RATES
September 30, 2006

	Three months ended September 30,		Nine months ended September 30,
(% of sales revenues)	2006	2005	2006	2005
North American Natural Gas	17%	21%	21%	23%
East Coast Oil	3%	7%	7%	5%
Oil Sands	8%	1%	7%	1%
International
Northwest Europe	-	-	-	-
North Africa/Near East	10%	11%	10%	12%
Northern Latin America	47%	63%	49%	59%
Total continuing operations	11%	13%	13%	13%
Discontinued operations	-	71%	74%	70%
Total	11%	22%	14%	23%

PETRO-CANADA

SHARE INFORMATION
September 30, 2006

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Weighted-average common shares outstanding (millions)	500.1	518.1	505.9	519.2
Weighted-average diluted common shares outstanding (millions)	505.8	525.4	512.0	526.2
Net earnings - Basic ($/share)	1.36	1.19	2.68	2.07
- Diluted ($/share)	1.34	1.17	2.65	2.05
Operating earnings from continuing operations adjusted for unusual items - Basic ($/share)	1.13	1.23	3.01	3.08
- Diluted ($/share)	1.12	1.21	2.98	3.04
Cash flow ($/share)	2.17	2.05	5.36	5.49
Dividends ($/share)	0.10	0.08	0.30	0.23
Toronto Stock Exchange:
Share price (1) - High	53.30	50.80	58.59	50.80
- Low	42.38	40.33	42.38	29.51
- Close at September 30	45.01	48.66	45.01	48.66
Shares traded (millions)	111.1	139.9	375.6	406.4
New York Stock Exchange:
Share price (2) - High	48.24	43.47	51.11	43.47
- Low	37.78	33.02	37.78	24.15
- Close at September 30	40.33	41.73	40.33	41.73
Shares traded (millions)	32.3	34.4	104.3	76.6
(1)	Share price is in Canadian dollars and represents the closing price.
(2)	Share price is in U.S. dollars and represents the closing price.

PETRO-CANADA

SELECT FINANCIAL DATA
September 30, 2006
(unaudited, millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Earnings
Upstream
North American Natural Gas	$75	$156	$311	$376
East Coast Oil	190	218	673	595
Oil Sands	108	82	190	97
International	60	104	(11)	302
Downstream	176	98	385	291
Shared Services	(12)	(61)	(217)	(161)
Operating earnings from continuing operations	$597	$597	$1,331	$1,500
Foreign currency translation gain (loss)	(1)	74	59	78
Unrealized gain (loss) on Buzzard derivative contracts	79	(85)	(207)	(569)
Gain on asset sales	3	7	21	16
Discontinued operations	-	21	152	52
Net earnings	$678	$614	$1,356	$1,077

Cash flow
Cash flow from continuing operating activities	$959	$1,010	$2,644	$2,498
Increase (decrease) in non-cash working capital related to continuing operating activities and other	126	(9)	52	173
Cash flow from continuing operations	$1,085	$1,001	$2,696	$2,671

Average capital employed (1)
Upstream			$8,057	$8,342
Downstream			4,048	3,185
Shared Services			195	(73)
Total Company			$12,300	$11,454

Return on capital employed (1) (%)
Upstream			22.6	14.3
Downstream			12.4	12.4
Total Company			17.8	14.0

Operating return on capital employed (1) (%)
Upstream			23.0	21.6
Downstream			12.2	12.0
Total Company			17.5	18.2

Return on equity (1) (%)			21.9	17.5

Debt			$2,772	$2,903
Cash and cash equivalents (1)			$680	$391
Debt-to-cash flow (2) (times)			0.7	0.8
Debt-to-debt plus equity (%)			21.9	24.3

(1) Includes discontinued operations.
(2) From continuing operations.

PETRO-CANADA

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)
For the periods ended September 30, 2006
(millions of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
		(Note 3)	(Note 3)	(Note 3)
Revenue
Operating	$5,065	$4,839	$14,316	$12,780
Investment and other income (Note 4)	136	(118)	(197)	(839)
	5,201	4,721	14,119	11,941
Expenses
Crude oil and product purchases	2,745	2,469	7,423	6,417
Operating, marketing and general	742	750	2,345	2,156
Exploration	57	54	232	194
Depreciation, depletion and amortization	311	329	958	937
Unrealized loss (gain) on translation of foreign currency denominated long-term debt	1	(90)	(70)	(95)
Interest	41	39	128	112
	3,897	3,551	11,016	9,721

Earnings from continuing operations before income taxes	1,304	1,170	3,103	2,220

Provision for income taxes
Current (Note 5)	460	579	1,618	1,417
Future (Note 5)	166	(2)	281	(222)
	626	577	1,899	1,195

Net earnings from continuing operations	678	593	1,204	1,025

Net earnings from discontinued operations (Note 3)	-	21	152	52

Net earnings	$678	$614	$1,356	$1,077

Earnings per share from continuing operations (Note 6)
Basic	$1.36	$1.14	$2.38	$1.97
Diluted	$1.34	$1.13	$2.35	$1.95

Earnings per share (Note 6)
Basic	$1.36	$1.19	$2.68	$2.07
Diluted	$1.34	$1.17	$2.65	$2.05

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)
For the periods ended September 30, 2006
(millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Retained earnings at beginning of period	$7,595	$5,793	$7,018	$5,408
Net earnings	678	614	1,356	1,077
Dividends on common shares	(50)	(52)	(151)	(130)
Retained earnings at end of period	$8,223	$6,355	$8,223	$6,355

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the periods ended September 30, 2006
(millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
		(Note 3)	(Note 3)	(Note 3)
Operating activities
Net earnings	$678	$614	$1,356	$1,077
Less: Net earnings from discontinued operations	-	21	152	52
Net earnings from continuing operations	678	593	1,204	1,025
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	311	329	958	937
Future income taxes	166	(2)	281	(222)
Accretion of asset retirement obligations	14	12	41	41
Unrealized loss (gain) on translation of foreign currency denominated long-term debt	1	(90)	(70)	(95)
Gain on disposal of assets	(4)	(9)	(24)	(23)
Unrealized (gain) loss associated with the Buzzard derivative contracts (Note 12)	(117)	135	210	899
Other	10	5	23	8
Exploration expenses	26	28	73	101
Proceeds from sale of accounts receivable (Note 7)	-	-	-	80
(Increase) decrease in non-cash working capital related to continuing operating activities	(126)	9	(52)	(253)
Cash flow from continuing operating activities	959	1,010	2,644	2,498
Cash flow from discontinued operating activities (Note 3)	-	58	15	144
Cash flow from operating activities	959	1,068	2,659	2,642

Investing activities
Expenditures on property, plant and equipment and exploration	(768)	(770)	(2,279)	(2,725)
Proceeds from sale of assets (Note 3)	12	8	675	29
Increase in deferred charges and other assets	(9)	(14)	(41)	(55)
Decrease (increase) in non-cash working capital related to investing activities	27	(8)	(43)	202
	(738)	(784)	(1,688)	(2,549)

Financing activities
Decrease in short-term notes payable	-	(24)	-	(303)
Proceeds from issue of long-term debt	-	-	-	762
Repayment of long-term debt	(1)	(2)	(5)	(5)
Proceeds from issue of common shares (Note 9)	4	16	37	61
Purchase of common shares (Note 9)	(135)	(115)	(961)	(257)
Dividends on common shares	(50)	(52)	(151)	(130)
Decrease in non-cash working capital related to financing activities	-	1	-	-
	(182)	(176)	(1,080)	128

Increase (decrease) in cash and cash equivalents	39	108	(109)	221
Cash and cash equivalents at beginning of period	641	283	789	170
Cash and cash equivalents at end of period	$680	$391	$680	$391

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED BALANCE SHEET (unaudited)
As at September 30, 2006
(millions of Canadian dollars)

	September 30, 2006	December 31, 2005
		(Note 3)
Assets
Current assets
Cash and cash equivalents	$680	$721
Accounts receivable (Notes 7 and 12)	1,294	1,617
Inventories	677	596
Future income taxes	38	-
Assets of discontinued operations (Note 3)	-	237
	2,689	3,171

Property, plant and equipment, net	17,332	15,921
Goodwill	749	737
Deferred charges and other assets	437	415
Assets of discontinued operations (Note 3)	-	411
	$21,207	$20,655

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$2,778	$2,854
Income taxes payable	27	82
Liabilities of discontinued operations (Note 3)	-	102
Current portion of long-term debt (Note 8)	7	7
	2,812	3,045

Long-term debt (Note 8)	2,765	2,906
Other liabilities (Note 12)	1,943	1,888
Asset retirement obligations	1,009	923
Future income taxes	2,779	2,405

Shareholders' equity
Common shares (Note 9)	1,353	1,362
Contributed surplus (Note 9)	514	1,422
Retained earnings	8,223	7,018
Foreign currency translation adjustment	(191)	(314)
	9,899	9,488
	$21,207	$20,655

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1.	SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Note 3)
Three months ended September 30,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
								(Note 3)						(Note 3)
Revenue
Sales to customers	$344	$532	$551	$321	$201	$261	$505	$603	$3,464	$3,122	$-	$-	$5,065	$4,839
Investment and other income (1)	4	-	-	(3)	-	4	114	(132)	11	19	7	(6)	136	(118)
Inter-segment sales	99	83	44	103	246	202	-	-	2	3	-	-
Segmented revenue	447	615	595	421	447	467	619	471	3,477	3,144	7	(6)	5,201	4,721
Expenses
Crude oil and product purchases	67	121	166	-	122	163	-	-	2,387	2,188	3	(3)	2,745	2,469
Inter-segment transactions	1	1	1	1	19	21	-	-	370	368	-	-
Operating, marketing and general	117	109	94	36	103	119	82	79	373	354	(27)	53	742	750
Exploration	40	34	-	-	5	-	12	20	-	-	-	-	57	54
Depreciation, depletion and amortization	100	91	46	62	37	40	51	77	71	60	6	(1)	311	329
Unrealized loss (gain) on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	1	(90)	1	(90)
Interest	-	-	-	-	-	-	-	-	-	-	41	39	41	39
	325	356	307	99	286	343	145	176	3,201	2,970	24	(2)	3,897	3,551
Earnings (loss) from continuing operations before income taxes	122	259	288	322	161	124	474	295	276	174	(17)	(4)	1,304	1,170
Provision for income taxes
Current (Note 5)	84	75	113	106	3	(5)	280	328	27	96	(47)	(21)	460	579
Future (Note 5)	(40)	28	(15)	(2)	50	44	55	(52)	73	(24)	43	4	166	(2)
	44	103	98	104	53	39	335	276	100	72	(4)	(17)	626	577
Net earnings (loss) from continuing operations	$78	$156	$190	$218	$108	$85	$139	$19	$176	$102	$(13)	$13	$678	$593
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$151	$151	$54	$98	$93	$117	$171	$137	$290	$255	$9	$2	$768	$760
Cash flow from continuing operating activities	$135	$247	$232	$395	$193	$110	$180	$150	$229	$66	$(10)	$42	$959	$1,010
Total assets from continuing operations	$3,770	$3,584	$2,358	$2,272	$2,828	$2,655	$5,324	$4,800	$6,359	$5,288	$568	$397	$21,207	$18,996

(1)
Investment and other income for the International segment includes unrealized gains (losses) relating to the Buzzard derivative contracts of $117 million for the three months ended September 30, 2006 ($(135) million for the three months ended September 30, 2005) (Note 12).

(2)	Consolidated expenditures include capitalized interest in the amount of $10 million for the three months ended September 30, 2006 ($10 million for the three months ended September 30, 2005)

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1.	SEGMENTEDINFORMATION FROM CONTINUING OPERATIONS (Note 3)
Nine months ended September 30,

	Upstream
	North American Natural Gas		East Coast Oil		Oil Sands		International		Downstream		Shared Services		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
							(Note 3)	(Note 3)					(Note 3)	(Note 3)
Revenue
Sales to customers	$1,152	$1,415	$1,470	$917	$449	$558	$1,820	$1,632	$9,425	$8,258	$-	$-	$14,316	$12,780
Investment and other income (1)	5	1	(1)	(3)	-	4	(220)	(867)	13	47	6	(21)	(197)	(839)
Inter-segment sales	277	232	201	279	609	483	-	-	9	10	-	-
Segmented revenue	1,434	1,648	1,670	1,193	1,058	1,045	1,600	765	9,447	8,315	6	(21)	14,119	11,941
Expenses
Crude oil and product purchases	203	322	338	-	323	405	-	-	6,558	5,693	1	(3)	7,423	6,417
Inter-segment transactions	3	5	6	4	36	53	-	-	1,051	942	-	-
Operating, marketing and general	340	310	202	116	366	318	242	267	1,115	1,026	80	119	2,345	2,156
Exploration	112	98	1	-	17	31	102	65	-	-	-	-	232	194
Depreciation, depletion and amortization	298	275	165	198	98	90	207	209	181	165	9	-	958	937
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(70)	(95)	(70)	(95)
Interest	-	-	-	-	-	-	-	-	-	-	128	112	128	112
	956	1,010	712	318	840	897	551	541	8,905	7,826	148	133	11,016	9,721
Earnings (loss) from continuing operations before income taxes	478	638	958	875	218	148	1,049	224	542	489	(142)	(154)	3,103	2,220
Provision for income taxes
Current (Note 5)	250	223	346	278	(7)	(27)	948	750	119	267	(38)	(74)	1,618	1,417
Future (Note 5)	(86)	39	(61)	2	35	75	306	(259)	33	(82)	54	3	281	(222)
	164	262	285	280	28	48	1,254	491	152	185	16	(71)	1,899	1,195
Net earnings (loss) from continuing operations	$314	$376	$673	$595	$190	$100	$(205)	$(267)	$390	$304	$(158)	$(83)	$1,204	$1,025
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$485	$531	$188	$225	$288	$663	$467	$533	$835	$733	$15	$6	$2,278	$2,691
Cash flow from continuing operating activities	$543	$737	$837	$837	$300	$220	$669	$487	$521	$339	$(226)	$(122)	$2,644	$2,498
Total assets from continuing operations	$3,770	$3,584	$2,358	$2,272	$2,828	$2,655	$5,324	$4,800	$6,359	$5,288	$568	$397	$21,207	$18,996

(1)
Investment and other income for the International segment includes unrealized losses relating to the Buzzard derivative contracts of $210 million for the nine months ended September 30, 2006 ($899 million for the nine months ended September 30, 2005) (Note 12).

(2)	Consolidated expenditures include capitalized interest in the amount of $24 million for the nine months ended September 30, 2006 ($27 million for the nine months ended September 30, 2005).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION

The note disclosure requirements for annual Consolidated Financial Statements provide additional disclosure to that required for interim Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements included in the Company's 2005 Annual Report. The interim Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles and follow the accounting policies summarized in the notes to the annual Consolidated Financial Statements.

3.	DISCONTINUED OPERATIONS

On December 20, 2005, the Company reached an agreement to sell its producing assets in Syria for EUR 484 million before adjustments. Accordingly, the producing assets in Syria were classified as held for sale at December 31, 2005 and are presented as discontinued operations in the International segment.

On January 31, 2006, the Company completed the sale of these assets for net proceeds of $640 million, resulting in a gain on disposal of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Revenue	$-	$124	$168(1)	$346
Expenses
Operating, marketing and general	-	30	6	78
Depreciation, depletion and amortization	-	40	-	129
	-	70	6	207
Earnings from discontinued operations before income taxes	-	54	162	139
Provision for income taxes	-	33	10	87
Net earnings from discontinued operations	$-	$21	$152	$52

The assets and liabilities of the discontinued operations were comprised of the following:

December 31, 2005
Assets
Current assets (2)	$237
Property, plant and equipment, net	300
Goodwill	111
Total assets	$648

Liabilities
Current liabilities	$102
Net assets of discontinued operations	$546

(1) Revenue includes the gain on disposal of $134 million.
(2) Current assets include cash and cash equivalents of $68 million as at December 31, 2005.

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

4.	INVESTMENT AND OTHER INCOME

Investment and other income includes net gains (losses) on derivative contracts (Note 12) of $127 million and $(207) million for the three and nine months ended September 30, 2006 ($(125) million and $(884) million for the three and nine months ended September 30, 2005).

5.	INCOME TAXES

The provision for future income taxes for the nine months ended September 30, 2006 includes a $242 million charge due to the substantively enacted increase in the U.K. supplemental corporate income tax rate.

The provision for future income taxes for the nine months ended September 30, 2006 was reduced by $127 million due to the substantively enacted reduction in Canadian federal and provincial income tax rates. The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $6 million, East Coast Oil - $37 million, Oil Sands - $44 million, Downstream - $41 million, and Shared Services - $(1) million.

The provision for current income taxes for the nine months ended September 30, 2006 was increased by $70 million due to the Quebec government enacting retroactive tax legislation. The adjustment was allocated to Shared Services.

6.	EARNINGS PER SHARE

The following table provides the common shares used in calculating earnings per share amounts:

	Three months ended September 30,		Nine months ended September 30,
(millions)	2006	2005	2006	2005
Weighted-average number of common shares outstanding - basic	500.1	518.1	505.9	519.2
Effect of dilutive stock options	5.7	7.3	6.1	7.0
Weighted-average number of common shares outstanding - diluted	505.8	525.4	512.0	526.2

7.	SECURITIZATION PROGRAM

During 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest in eligible accounts receivable to a third party, on a revolving and fully serviced basis.

In March 2005, Petro-Canada increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the nine months ended September 30, 2005, the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million. As at September 30, 2006, $480 million of outstanding accounts receivable had been sold under the program.

8.	LONG-TERM DEBT

	Maturity	September 30, 2000	6	December 31, 2005
Debentures and notes 5.95% unsecured senior notes ($600 million US)	2035	$669		$700
5.35% unsecured senior notes ($300 million US)	2033	334		350
7.00% unsecured debentures ($250 million US)	2028	279		292
7.875% unsecured debentures ($275 million US)	2026	307		321
9.25% unsecured debentures ($300 million US)	2021	334		350
5.00% unsecured senior notes ($400 million US)	2014	446		466
4.00% unsecured senior notes ($300 million US)	2013	334		350
Capital leases	2007-2017	69		77
Retail licensee trust loans	2012-2014	-		7
		2,772		2,913
Current portion		(7)		(7)
		$2,765		$2,906

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

9.	SHAREHOLDERS’ EQUITY

Changes in common shares and contributed surplus were as follows:

	Shares	Amount	Contributed Surplus
Balance at December 31, 2005	515,138,904	$1,362	$1,422
Issued under employee stock option and share purchase plans	1,840,006	37	-
Repurchased under normal course issuer bid	(18,778,400)	(50)	(911)
Stock-based compensation	-	4	3
Balance at September 30, 2006	498,200,510	$1,353	$514

In June 2006, the Company renewed its normal course issuer bid (NCIB) program to repurchase up to 25 million of its outstanding common shares during the period from June 22, 2006 to June 21, 2007, subject to certain conditions. During the three and nine months ended September 30, 2006, the Company purchased 2,891,600 common shares at a cost of $135 million and 18,778,400 common shares at a cost of $961 million, respectively (2,400,000 common shares at a cost of $115 million and 6,333,400 common shares at a cost of $257 million during the three and nine months ended September 30, 2005). The excess of the purchase price over the carrying amount of the shares purchased is recorded as a reduction of contributed surplus.

10.	STOCK-BASED COMPENSATION

Changes in the number of outstanding stock options and performance share units (PSUs) were as follows:

	Stock Options		PSUs
	Number	Weighted-Average Exercise Price	Number
Balance at December 31, 2005	18,361,617	$24	1,158,967
Granted	4,819,100	52	382,335
Exercised	(1,840,006)	20	-
Cancelled	(316,603)	37	(57,594)
Balance at September 30, 2006	21,024,108	$31	1,483,708

The total stock-based compensation (recovery) expense recorded was $(51) million and $11 million during the three and nine months ended September 30, 2006, respectively ($49 million and $86 million for the three and nine months ended September 30, 2005).

11.	EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The expenses associated with these plans are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Pension Plans:
Defined benefit plans
Employer current service cost	$10	$8	$30	$24
Interest cost	21	21	63	63
Expected return on plan assets	(24)	(22)	(74)	(65)
Amortization of transitional asset	(1)	(1)	(5)	(3)
Amortization of net actuarial losses	13	9	39	26
	19	15	53	45

Defined contribution plans	4	4	12	11
	$23	$19	$65	$56

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

11.	EMPLOYEE FUTURE BENEFITS (continued)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Other post-retirement plans:
Employer current service cost	$1	$1	$3	$3
Interest cost	3	3	9	9
Amortization of transitional obligation	1	-	3	1
	$5	$4	$15	$13

The Company expects to contribute approximately $100 million to its pension plans in 2006. As at September 30, 2006, $74 million in contributions have been made.

12.	FINANCIAL INSTRUMENTS AND DERIVATIVES

Investment and other income includes unrealized gains and losses on the outstanding derivative contracts associated with the 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. These contracts resulted in unrealized gains (losses) of $117 million and $(210) million for the three and nine months ended September 30, 2006, respectively ($(135) million and $(899) million for the three and nine months ended September 30, 2005).

Investment and other income includes unrealized gains (losses) on all derivative contracts of $110 million and $(217) million for the three and nine months ended September 30, 2006, respectively ($(133) million and $(890) million for the three and nine months ended September 30, 2005). As at September 30, 2006, accounts receivable, accounts payable and other liabilities include $1 million, $115 million and $1,321 million, respectively, relating to unrealized mark-to-market amounts on derivative contracts.